

May 16, 2023

Board of Directors
Clear Channel Outdoor Holdings, Inc.
4830 North Loop 1604 West, Suite 111
San Antonio, TX 78249

Dear Members of the Board:

Legion Partners Asset Management, LLC, together with its affiliates (collectively, "we" or "Legion Partners"), are long-term stockholders of Clear Channel Outdoor Holdings, Inc. ("Clear Channel", "CCO", or the "Company"), beneficially owning 24,514,568 shares, or roughly 5.1% of the Company's outstanding stock. Legion Partners' strategy entails highly concentrated equity positions, with a long-term investment horizon and active involvement with our portfolio companies. We are very focused on promoting strong operational and governance discipline at each of the companies in our portfolio, as we believe this is essential in achieving sustained superior long-term returns. We are writing to you, the members of Clear Channel's Board of Directors (the "Board"), as a follow up to our meetings with Clear Channel's management on May 12, 2023, as well as multiple meetings with Board Chair Ben Moreland over the past two years, to express our concerns with the pace and scope of the Company's strategic review process.

We have long admired the out-of-home ("OOH") advertising industry given its long-term growth prospects and strong business moat which is especially true of billboard assets. Clear Channel is arguably one of the largest and highest quality OOH companies in the world, with an enviable footprint of marque assets and a tremendous digitization path ahead which should fuel strong growth for years to come. However, despite the Company's market leading position, Clear Channel shares have performed extremely poorly since its separation from iHeartMedia in 2019 (the "Separation"). While the pandemic and a swift change in the interest rate environment certainly have not helped, it has been nonetheless difficult to witness Clear Channel experience significant *relative* underperformance of its total shareholder returns ("TSR") compared to its relevant peers and broader market indices.

CCO Relative Total Shareholder Returns (TSR)				
CCO vs.	1 Year	2 Year	3 Year	Since Separation
Peer Group	*(35%)*	*(35%)*	*(2%)*	*(65%)*
DJIA	*(45%)*	*(53%)*	*(29%)*	*(111%)*
Russell 2000	*(40%)*	*(35%)*	*(25%)*	*(94%)*
S&P 500	*(45%)*	*(55%)*	*(34%)*	*(128%)*
NASDAQ	*(46%)*	*(45%)*	*(19%)*	*(130%)*

Note: Since Separation on 5/1/19 through 5/12/23; Peer Group includes LAMR, OUT, DEC, APGN, SAX.
Source: Capital IQ.

As we have raised with the Company in the past, we believe CCO's underperformance has been driven largely by two factors: 1) high leverage, which amplifies volatility, and 2) a suboptimized conglomerate structure, which increases complexity. These issues appear to have hampered the public markets' ability to understand the intrinsic value of Clear Channel's assets, which we believe is significantly higher than what is implied by CCO's current stock price. Below is an illustrative sum-of-the-parts ("SOTP") valuation based on our 2024 Adjusted EBITDA estimates[1] which are in line with the low end of management's Adjusted EBITDA growth guidance issued at the September 2022 Investor Day. Compared to the current CCO stock price of $1.08 as of May 12, 2023, the implied valuation of $3.57 would imply that there is 230% upside which can be unlocked as the Company transitions to a U.S. pure play and reduces its leverage.



Source: Legion Partners' Estimates, Clear Channel Investor Day.

Though multiples for publicly traded OOH peers (included in the Peer Group above) have compressed lately given market fears of a potential macroeconomic slowdown, based on our diligence, private market multiples for OOH assets appear to be quite robust. In addition, we believe industry consolidation is an exceptionally accretive pursuit for any OOH player as significant synergies can be quickly realized. We suspect these current favorable industry dynamics along with Clear Channel's current wide range of options will not last forever. Therefore, any further delay addressing these issues could entail significant risks to your stockholders. While we have had multiple conversations with representatives of CCO's Board and management to discuss the wide range of options that exist to close the significant gap to intrinsic value noted above, it appears very little has actually been done to meaningfully simplify the CCO business footprint and significantly reduce leverage, and we fear stockholders are losing confidence the Company can accomplish these goals in a timely manner. <u>The time for action is now.</u>

To further illustrate this point, we were disappointed to learn on the most recent first quarter earnings call that the current scope of the Company's strategic review appears to be prioritizing the sale of assets within Europe-South, despite that this effort has only resulted in one transaction announced since this strategic review of Europe began in December 2021. With most of Clear Channel's businesses having recovered to pre-pandemic levels, we do not believe a further delay in a broader strategic review process for all of Europe is warranted. As time passes by, the value of certain lucrative underlying assets may reduce over time as contract durations compress. And while we applaud efforts to improve financial disclosures and investor communications, these efforts have not translated to improving the valuation of CCO's stock. Ultimately, we believe the Board must accelerate and broaden its pursuit of strategic alternatives for CCO shares to reach full and fair value, including a potential sale of the entire Company.

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[1] Note: Assumes $620mm in Americas Adjusted EBITDA, $152mm in Europe and Latin America Adjusted EBITDA and $131mm of Corporate Expenses, resulting in a consolidated Adjusted EBITDA estimate of $641mm in 2024.



For these reasons, we are sharing our views with the Board to emphasize the need for greater urgency, and recommend the following strategic steps the Board should pursue immediately:

1. **Accelerate the sale process for Europe-North.** This segment has already surpassed pre-pandemic levels of revenue, segment Adjusted EBITDA, and corresponding margin. With over 50% of revenue digitized, we believe this high-quality and well-performing segment could be transacted this year as bookings are largely secured for the seasonally large fourth quarter. A valuation multiple comparable to JCDecaux could be warranted given similar growth and margins.

2. **Begin the sale process for Latin America.** The Board should immediately pursue a sale of this non-core, subscale asset. We have heard that a strategic buyer emerged years ago, but the Board rejected a deal. Current valuation expectations are likely lower given the slow post-pandemic recovery and time passed – an unfortunate lesson in the need for speed.

3. **Consider selling select U.S. assets.** As we wrote in our private letter to the Board dated January 7, 2023, we believe a thorough review of all U.S. assets could uncover potential transaction candidates with lower strategic value and higher tax bases to make such sales economical. Again, waiting to pursue this path as a "last resort" exposes the Company to the risks that it may occur in an environment where U.S. valuation multiples have compressed meaningfully.

4. **Concurrently explore a sale of the entire Company.** We believe both financial and strategic parties could be interested in acquiring the entire Company, with potential regulatory hurdles solvable through divestitures and/or partnerships. Given the glacial pace of progress on the initiatives to reduce debt and complexity, and management's comments about the immense resources required to execute many independent processes, we believe it would be prudent for the Board to consider a comprehensive strategic transaction on a risk-adjusted basis as an alternative course.

As we recommended to the Board in December 2021, Legion Partners remains willing and able to assist the Board in its pursuit of maximizing stockholder value, including matters related to Board refreshment which we believe are becoming more urgently needed given the lack of progress on increasing stockholder value. We appreciate our dialogue over the years and look forward to discussing this letter at your earliest convenience.

Sincerely,

Chris Kiper
Managing Director

Ted White
Managing Director

cc: Elizabeth Gonzalez-Sussman, Olshan Frome Wolosky LLP